Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 12, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Results of voting through Postal Ballot (remote e-voting) pursuant to Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance to our letter dated August 13, 2024 enclosing therein Notice of Postal Ballot seeking approval of Members of the Company for sub-division/ split of each equity share of the Company having face value of Rs. 5/- (Rupees five only) each, fully paid-up, into 5 (Five) equity shares having face value of Re. 1/- (Rupee one only) each, fully paid up, and consequent alteration of the Capital Clause of the Memorandum of Association of the Company, by way of ordinary resolution through remote e-voting.

We would like to inform that the ordinary resolution as set out in the said Postal Ballot Notice has been approved by the Members of the Company with requisite majority.

In accordance with Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the summarized voting result of the remote e-voting , in the prescribed format, along with a copy of the Scrutinizer’s Report are enclosed herewith, for your information and records. The same is also being made available on the Company’s website, www.drreddys.com.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

CC: National Securities Depositary Limited (NSDL)

Mehta & Mehta
COMPANY SECRETARIES
201-206, SHIV SMRITI, 2ND FLOOR, 49/A, DR. ANNIE BESANT ROAD, ABOVE CORPORATION BANK, WORLI, MUMBAI - 400 018
TEL : +91-22-6611 9696 • E-mail: dipti@mehta-mehta.com • Visit us : www.mehta-mehta.com
AUTHORISED AGENTS FOR TRADEMARK, COPYRIGHT AND PATENT

# Scrutinizer's Report

*[Pursuant to Section 108 & 110 of the Companies Act, 2013 and Rule 20 & 22 of the Companies (Management and Administration) Rules, 2014]*

**To,**
**The Chairman**
**Dr. Reddy's Laboratories Limited**
**8-2-337, Road No. 3, Banjara Hills,**
**Hyderabad, Telangana- 500034**

**Sub.: Scrutinizer's Report on voting through E-voting for Postal Ballot in terms of Section 108 and 110 of the Companies Act, 2013 read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014**

**Dear Sir,**

I, **Ms. Alifya Sapatwala** Partner, M/s. Mehta & Mehta, Company Secretaries have been appointed as a Scrutinizer by the Board of Directors of **Dr. Reddy's Laboratories Limited ("Company")** for the purpose of scrutinizing the Postal Ballot remote e-voting process carried out by the Company as per Section 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014 read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020 and the General Circular No. 22/2020 dated June 15, 2020, the General Circular No. 33/2020 dated September 28, 2020, the General Circular No. 39/2020 dated December 31, 2020, the General Circular No. 10/2021 dated June 23, 2021 and the General Circular No. 20/2021 dated December 8, 2021, General Circular No. 03/2022 dated May 05, 2022, General Circular No. 11/2022 dated December 28, 2022 and General Circular No. 09/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs, Government of India (the "MCA Circulars"), Regulation 44 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Secretarial Standards on General Meetings ("SS-2") issued by the Institute of Company Secretaries of India on the resolution as mentioned in the Notice of Postal Ballot dated Saturday, July 27, 2024 in a fair and transparent manner and do hereby submit the report as under:

1. The Notice of Postal Ballot ("Notice") was sent to the members of the Company vide e-mail on Tuesday, August 13, 2024.

ALIFYA YUSUF SAPATWALA Digitally signed by ALIFYA YUSUF SAPATWALA Date: 2024.09.12 19:17:29 +05'30'

ALIFYA SAPATWALA C.P. NO. 24895

1

2. The remote e-voting period commenced on Wednesday, August 14, 2024 at 9:00 A.M. (IST) and ended on Thursday, September 12, 2024 at 05:00 P.M. (IST).

3. The remote e-voting facility was provided by National Securities Depository Limited ("NSDL").

4. The Notice of Postal Ballot was sent in electronic form only to the shareholders whose names appeared in the Register of Members / List of Beneficial Owners as received from Depositories i.e. National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL") and whose e-mail addresses were registered with the Company/Depositories.

5. The hard copies of the Notice along with Postal Ballot forms and pre-paid business envelope were not sent to the Members for the Postal Ballot in accordance with the requirements specified under the MCA Circulars. Accordingly, the communication of the assent or dissent of the Members took place through the remote e-voting system only.

6. The Members of the Company holding shares as on the "cut off" date i.e., Friday, August 09, 2024 were entitled to vote on the proposed resolution.

7. The register, in accordance with Rule 20(4)(xiv) and Rule 22(10) of the Companies (Management & Administration) Rules, 2014, has been maintained electronically to record the assent or dissent received, mentioning the particulars of name, address, folio number or client ID of the shareholders, number of shares held by them. There were no shares with differential voting rights in the Company, hence there is no requirement of maintaining of the list of shares with differential voting rights.

8. The related papers with respect to Postal Ballot will be handed over to the Company for safe custody of the same after the Chairman or any person authorized by him, signs the minutes/report of Postal Ballot process.

9. The result of the scrutiny of the above postal ballot through remote e-voting in respect of passing of resolution contained in the Notice dated Saturday, July 27, 2024 is as under:

   Votes in **favour** of the resolution:

| Number of members who voted | Number of votes cast by them | % of total number of valid votes cast |
|---|---|---|
| 3538 | 135431665 | 99.8813 |

ALIFYA YUSUF SAPATWALA
Digitally signed by ALIFYA YUSUF SAPATWALA Date: 2024.09.12 19:18:38 +05'30'

ALIFYA SAPATWALA C.P. NO. 24895

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Votes **against** the resolution:

| Number of members who voted | Number of votes cast by them | % of total number of valid votes cast |
|---|---|---|
| 65 | 160906 | 0.1187 |

**Invalid/Abstained** votes:

| Total number of members whose votes were declared invalid/abstained | Total number of shares for which votes cast by them |
|---|---|
| 0 | 0 |

*The **Ordinary Resolution** has been passed by requisite majority since more than half of the votes were casted in favour of the resolution.*

Thanking You,

For **Mehta & Mehta**
**Company Secretaries**

ALIFYA YUSUF SAPATWALA Digitally signed by ALIFYA YUSUF SAPATWALA Date: 2024.09.12 19:18:59 +05'30'

ALIFYA SAPATWALA C.P. NO. 24895

**Alifya Sapatwala**
**Scrutinizer**
**ACS No: 24091**
**COP No: 24895**
**UDIN: A024091F001207438**
Place: Mumbai
Date: September 12, 2024

Countersigned by
KUMAR RANDHIR SINGH Digitally signed by KUMAR RANDHIR SINGH Date: 2024.09.12 20:01:03 +05'30'

**(Person authorized by Chairman)**
**K Randhir Singh**
*Company Secretary, Compliance Officer & Head- CSR*
**Dr. Reddy's Laboratories Limited**
*Membership No: F6621*
Place: Hyderabad
Date: September 12, 2024

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General information about company
Scrip code	500124
NSE Symbol	DRREDDY
MSEI Symbol	NOTLISTED
ISIN	INE089A01023
Name of the company	Dr. Reddy's Laboratories Limited
Type of meeting	Postal Ballot
Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot)	12-09-2024
Start time of the meeting
End time of the meeting

Scrutinizer Details
Name of the Scrutinizer	Alifya Sapatwala
Firms Name	Mehta & Mehta
Qualification	CS
Membership Number	24091
Date of Board Meeting in which appointed	27-07-2024
Date of Issuance of Report to the company	12-09-2024

Voting results
Record date	09-08-2024
Total number of shareholders on record date	284425
No. of shareholders present in the meeting either in person or through proxy
a) Promoters and Promoter group
b) Public
No. of shareholders attended the meeting through video conferencing
a) Promoters and Promoter group
b) Public
No. of resolution passed in the meeting	1

Resolution (1)
Resolution required: (Ordinary / Special)	Ordinary
Whether promoter/promoter group are interested in the agenda/resolution?	No
Description of resolution considered	Approval of sub-division/split of each equity share of Rs. 5/- (Rupees five only) each into 5 (five) equity shares of Re. 1/- (Rupee one only) each and consequent alteration to the Memorandum of Association of the Company

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting		44461128	100.0000	44461128	0	100.0000	0.0000
	Poll	44461128	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	44461128	44461128	100.0000	44461128	0	100.0000	0.0000

Public- Institutions	E-Voting		90885450	84.7784	90726574	158876	99.8252	0.1748
	Poll	107203568	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	107203568	90885450	84.7784	90726574	158876	99.8252	0.1748

Public- Non Institutions	E-Voting		245993	1.6221	243963	2030	99.1748	0.8252
	Poll	15165005	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	15165005	245993	1.6221	243963	2030	99.1748	0.8252
	Total	166829701	135592571	81.2760	135431665	160906	99.8813	0.1187
Whether resolution is Pass or Not.							Yes

Details of Invalid Votes
Category	No. of Votes
Promoter and Promoter Group	0
Public Institutions	0
Public - Non Institutions	0